[Baker & McKenzie LLP letterhead]

May 5, 2005

Via Edgar Transmission

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 4-5
Washington, D.C. 20549-0405
Attention: Mr. H. Roger Schwall

  Re:
  Reef Global Energy Ventures II
  Registration Statement on Form S-1 (filed February 22, 2005)
  File No. 333-122935

Dear Mr. Schwall:

On behalf of Reef Global Energy Ventures II (the "Registrant"), we have electronically transmitted for filing with the Securities and Exchange Commission (the "Commission"), Amendment No. 1 ("Amendment No. 1") to the Registration Statement on Form S-1 of the Registrant filed with the Commission on February 22, 2005 (the "Registration Statement"). Amendment No. 1 has been marked to indicate the changes effected by the amendment. In addition, we have today forwarded by overnight delivery three additional copies of this letter and three complete marked copies of Amendment No. 1 for the convenience of the Commission's Staff.

Set forth below are the responses of the Registrant to the comments contained in the Staff's March 25, 2005 letter to Michael J. Mauceli, Manager of Reef Oil & Gas Partners LLC, which will serve as the managing general partner of the partnerships comprising the Reef Global Energy Ventures II program. For ease of reference, each comment has been repeated below, with the Registrant's responses set forth below each comment. The numbering below corresponds to that used in the Staff's comment letter.

Form S-1

General

1.
Confirm that you considered Commission Releases 33-6900 and 33-6922 when drafting the Form S-l. In that regard, please include appropriate bullet point disclosure on the cover page, and list each risk factor separately in the detailed table of contents, which also lacks page number references. Risks that you need to identify in appropriate detail on the cover page include, without limitation, the following:

a)
those relating to the conflicts of interest between you and the underwriter, naming the related parties and their relationship;

b)
those related to the standby underwriting arrangement whereby affiliates can ensure that the "minimum" amount is raised regardless of the amount of "independent" funds that are raised; and

c)
the high risk suggested by the negative "prior performance" information, including the revised disclosure that will make this clear.

        We may have additional comments.

        The Registrant considered Commission Releases 33-6900 and 33-6922 when drafting the Registration Statement and has reviewed these releases again in preparing Amendment No. 1. The cover page and table of contents of the Registration Statement have been revised in response to the Staff's comment. With respect to the above three additional matters that the Staff requested be identified on the cover page, the Registrant respectfully submits that item (a) is addressed in Amendment No. 1 in appropriate detail consistent with Commission Release 33-6900, item (b) is no longer appropriate because Amendment No. 1 now provides (at pages 4, 5 and 20, for example) that affiliate purchases cannot ensure that the minimum offering amount is reached, and item (c) is not appropriate for the reasons set forth below in the Registrant's response to Comment 4.

2.
Reconcile the amounts that appear in the fee table with the disclosure that appears in the Plan of Distribution section and in Item 13, "Other Expenses of Issuance and Distribution." In that regard, it appears that your affiliated underwriter, Reef Securities, Inc., could potentially obtain commissions significantly in excess of the 9% you cite at page 77.

        Reef Securities will receive commissions of 9% as stated throughout the Registration Statement. In response to the Staff's comment, the fee table has been revised to clarify that commissions of 9% will be paid, but continues to disclose that other organization and offering costs and the managing general partner's management fee could equal an additional 6% of the offering proceeds. The Registrant believes this disclosure is appropriate because these amounts (i.e. 15% of subscriptions) will be deducted from the offering proceeds before the partnerships begin operations.

        Because Item 13 does not reflect commissions, the Registrant does not believe there is any inconsistency between the disclosure in the prospectus and that in Item 13. As stated in the Registration Statement (see pages 6, 28 and 34), if organization and offering costs plus commissions are less than 15% of subscriptions, the managing general partner (Reef Oil & Gas Partners LLC) is entitled to retain the excess as a one-time management fee. None of this potential management fee represents commissions payable to Reef Securities.

3.
Confirm to us that the NASD has approved all underwriting compensation and arrangements.

        The NASD is in the process of reviewing the underwriting compensation.

4.
Ensure that your disclosure is balanced. For example, in the summary section you indicate that your partnerships have been designed to "minimize the additional risks associated with an exploratory drilling program." But you fail to emphasize that none of your prior partnerships that began after April 1997 has yielded any profit to date. Nor do you mention that neither any of those partnerships, nor half of the four that began operations before that date, have returned anything beyond at most a small fraction of the initial investor capital. Disclose this history explicitly in the summary, in a new and prominently placed risk factor, and in the "Prior Activities" section. We may have additional comments.

        The Registrant has reviewed its disclosure in the Registration Statement in light of the Staff's comment and has made revisions on pages 1, 2 and 54, and throughout the "Risk Factors" section of the prospectus. The Registrant believes that its disclosure is balanced and that its prior activities and the risks of oil and gas drilling activities are fairly and adequately disclosed in the Registration Statement. The Registrant respectfully requests, however, that the Staff reconsider portions of Comment 4 for the reasons described below.

        First, we note that the summary refers to the program being designed to minimize the additional risks of exploratory drilling. This text refers to the fact that at least 80% of the capital contributions to the partnerships will be used in developmental or exploitation drilling that is less risky than exploratory drilling, all of which are defined in that paragraph. Nowhere is there a suggestion that there are no risks associated with the program. To the contrary, the same page contains a cross-reference to the risk factors section of the prospectus and states that investors should only invest if they can afford the loss of their entire investment. In Amendment No. 1 at page 1, text has been added to more specifically refer investors to the discussion of the Registrant's prior activities.

        Second, the Registrant submits that the Staff's suggested characterization of its prior activities as "negative" would be inaccurate. Two of the pre-1998 partnerships have been extremely successful, and three were not. All five of these pre-1998 partnerships engaged exclusively in exploratory drilling activities (see Table Three on page 56), which present more risk than the 80% developmental and exploitation drilling to be conducted by the partnerships in the Reef Global Energy Ventures II program.

        Of the remaining eight multiple well partnerships described in the prior activities section of the Registration Statement, six were formed less than one year ago, one less than two years ago, and the other less than two and one-half years ago. It would be highly misleading to describe these partnerships as if they had returned "at most a small fraction of the initial investor capital." The returns to date on these eight partnerships are a function of their brief period in operation, rather than of unsuccessful operations. The Registration Statement has been revised at page 54 to highlight the brief period of operation of these ventures.

        The Registrant refers the Staff to Table One on page 54 of Amendment No. 1 and to the flyer entitled "Distributions to Investor Partners in Reef Global Energy Ventures Partnerships," which was submitted to the Staff as sales literature for use in connection with this offering. As the flyer demonstrates, the multiple well partnerships formed by the Registrant in 2002 and 2003 have performed very well to date. For example, Reef Global Energy II, L.P. has returned over 20% of the investors' capital in 13 months of distributions. Reef Global Energy I, L.P., while not performing quite as well, has returned almost 20% of the investors' capital in 18 months of distributions. Comparable information for the other five post-1998 partnerships is not yet available due to the brief time these partnerships have been in operation.

        These returns compare very favorably to other public oil and gas drilling programs, none of which characterize their results in the manner suggested by the Staff. We have reviewed the prior activities information of three current programs, for example, and note that one sponsor has achieved payout (cash distributions equal to at least the investors' capital contributions) for one of 23 partnerships formed since 1996 (and 11 of 46 since 1985), another has not achieved payout for any partnership formed since 1996 (and one of 69 formed since 1984), and the third has achieved payout for one of eight partnerships formed since 1996 (and eight of 22 since 1977).

5.
Also, explain further the nature of the differences from the "single well drilling ventures" and the other prior ventures that you omitted from the current registration statement. We note the reference in the second bullet point under "Prior Activities" in your March 4 letter. Provide us with that tabular information, with a view toward expanded disclosure that would include all appropriate prior activities.

        Tabular information with respect to the Registrant's single well drilling ventures has been provided supplementally to the Staff for its review.

        Section X.C of the North American Securities Administrators Association ("NASAA") Guidelines on Registration of Oil and Gas Programs requires a sponsor to include prior activities information only for programs with "similar investment objectives," provided it has sponsored at least five similar programs to the one being registered. The Registrant believes that the structure and activities of its private single well drilling partnerships are not comparable to the multiple well drilling partnerships that will be formed in the Reef Global Energy Ventures II program for the following reasons:

  •
  Each of the single well partnerships was formed to drill a single exploratory well in a pre-selected location.

    In contrast, the partnerships in this program are being formed to drill and own interests in multiple oil and gas properties to be selected in the future by the managing general partner. Further, at least 80% of the funds used in drilling operations will be devoted to developmental and exploitation drilling that is less risky than the exploratory drilling conducted by the single well partnerships.

    As a result, the partnerships in the Reef Global Energy Ventures II program provide a more diversified, less risky investment than the sponsor's single well partnerships. As the results of the single well programs demonstrate, this could be confusing to investors in two ways—either by suggesting to investors that they have the ability to generate the higher potential returns presented by wildcat drilling prospects, or by suggesting to investors that the present program presents the higher risk profile of a single well exploratory drilling program.

  •
  Additional assessments were required from the investors in the single well partnerships, as contrasted to the current offering that does not allow for additional assessments.

  •
  The drilling activities engaged in by the single well partnerships were provided pursuant to turnkey drilling contracts with the sponsor or one of its affiliates, in contrast to the current offering, where turnkey drilling contracts with the sponsor or its affiliates are prohibited (by the NASAA guidelines).

  •
  The sharing of revenues and costs between the managing partner and the investors was significantly different in the single well drilling ventures, in contrast to the current offering. In most cases, the managing partner did not purchase units in the venture and received a larger percentage interest in the venture, which sometimes increased following payout.

Due to these significant differences, providing the tabular disclosure regarding the prior activities of the sponsor's private drilling ventures may not be relevant to investors in the current program, and could potentially be confusing. The Registrant notes, however, that disclosure concerning the drilling activities of these prior single well partnerships is contained in the Registration Statement on pages 11 and 54, where for example, the number of ventures, wells drilled, commercially producing, and resulting in dry holes are presented for all wells drilled by the sponsor and its affiliates.

Unit Purchase Program, page 22

6.
With a view toward disclosure, advise us with respect to these future offers what consideration you gave to the application of Section 14(e), Regulation 14E and—to the extent the partnership has a class of equity securities registered pursuant to Section 12 or is otherwise reporting pursuant to Section 15(d)—Rule 13e-4. We may have additional comments.

The Registrant has considered the applicability of Section 14(e) of the Securities Exchange Act of 1934, Regulation 14E and Rule 13e-4 to the unit purchase program. The Registration Statement has been revised to clarify that the program involves a right of presentment held by the unit holders. Text that characterized the program as an offer to purchase by the sponsor has been modified at pages 4 and 23 of Amendment No. 1.

7.
State explicitly, if true, that there are no limits on the amount that may be repurchased from members of management or other affiliates. Disclose that you could satisfy the entire 5% "obligation" with purchases from affiliates, or explain why that is not the case. Explain whether you believe the "other method as we determine reasonable" would in any way limit your discretion in that regard. Reconcile the "at least 5%" provision with the "no more than 5%" provision.

The Registration Statement has been revised at pages 19, 20, 28 and 81 in response to the Staff's comment. No purchases from the sponsor or its affiliates will count towards the 5% purchase obligation. The "at least 5%" provision has been deleted.

8.
If you retain the program, provide appropriate risk factor disclosure to highlight the risks and limitations of the program, including your ability to opt out any time there has been a 20% or more downturn in oil or gas prices during the interim period.

The risk factor on page 14 of the Registration Statement that addresses limitations on the unit purchase program has been revised in response to the Staff's comment.

Additional Financing, page 26

9.
We note the second bullet point in the section entitled "Assessments and Borrowings" in your letter of March 4, 2005 regarding non-recourse loans to the partnership to "finance additional partnership activities." With a view towards expanded disclosure, tell us the nature of these additional partnership activities. Also, clarify the "certain limitations" to which you refer in your letter.

The "additional partnership activities" could involve any business operations of the partnership, such as the acquisition of additional prospects, the drilling of additional wells, or the use of secondary recovery operations on a partnership's existing wells. These matters and the "certain limitations" on borrowings referred to in our March 4, 2005 letter to the Staff are explained on pages 27 and 28 of the Registration Statement.

10.
We note your discussion regarding additional financing required to uphold the partnership's obligations and the information in the third bullet point in the section entitled "Assessments and Borrowings" in your letter of March 4, 2005. Expand your disclosure in your registration statement to identify the effects of the sale of production interests on the partnership and the expectation of distributions to the initial partners.

The Registration Statement has been revised on pages 27 and 28 in response to the Staff's comment.

Tax Considerations, page 58

11.
Revise to provide a caption that refers to the material federal income tax consequences.

The Registration Statement has been revised in the table of contents and on page 61 in response to the Staff's comment.

12.
In this section, you include a statement that partners "should consult" with their own tax advisors. The reader may rely on the disclosure that appears in your registration statement, including disclosure relating to legal and tax consequences. You may replace the admonition with language to the effect that you recommend or encourage that consultation. Ask counsel to make corresponding revisions to its opinion.

The Registration Statement has been revised on pages 61, 63, 70, 71, 74, D-4, D-22, D-23 and D-28 in response to the Staff's comment.

Plan of Distribution, page 77

13.
Explain further the reference to advancing commissions "from our own funds." Identify which entity is advancing these funds as well as the ultimate source of the funds being advanced. Also explain how purchases by affiliates would impact your obligation to forward these commissions to the parties you describe.

The Registration Statement has been revised on page 80 in response to the Staff's comment. There are no commissions payable on purchases by affiliates.

14.
In that regard, identify all appropriate parties as "standby underwriters" as a result of the provisions you describe under "Our Purchase of Units" at page 78. Quantify and explain the reference in that section to "net of the management fee." We may have additional comments.

The Registration Statement has been revised on pages 19 and 81 in response to the Staff's comment. The suggestion that parties be identified as standby underwriters is no longer appropriate because Amendment No. 1 now provides that affiliate purchases cannot ensure that the minimum offering amount is reached. See the Response to Comment 7 above.

Appendix D—Draft Opinion of Counsel

15.
Obtain a new opinion that does not include the limitation "in all material respects" that currently appears in the fifth paragraph and that defines in context the term "preponderance" as used in the seventh paragraph.

The Registration Statement has been revised on pages D-1 and D-2 in response to the Staff's comment.

16.
Advise us whether amendments to the partnership agreement would be provided to all investor partners and would require each partner's assent. We note the suggestion at page D-3 that such amendments would be "made available to any investor partner upon written request."

Amendments to the partnership agreement will be provided to all investor partners. The Registration Statement has been revised on page D-3 in response to the Staff's comment. Not all amendments require each partner's assent. See Section 12.09 of the Partnership Agreement on page A-47 of the Registration Statement.

I would appreciate it if you would please call me at (214) 978-3070 or Kathleen Henry (214) 978-3020 as soon as possible after your review of the above responses and Amendment No. 1, as the Registrant desires to resolve these issues promptly and request acceleration of effectiveness of the Registration Statement as soon as possible. Thank you for your attention to this matter.

                      Very truly yours,

                      /s/ Lawrence B. Mandala
                      Lawrence B. Mandala